FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Wednesday 16 May 2012, London, UK & South San Francisco, CA

GlaxoSmithKline completes transaction to increase its ownership in Theravance

GlaxoSmithKline plc ("GSK") (LSE:GSK) and Theravance, Inc. ("Theravance") (NASDAQ: THRX) announced today that following approval by Theravance, Inc.'s stockholders at their Annual Meeting held on 15 May 2012, and expiration of applicable  waiting periods under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, GSK's acquisition of 10,000,000 shares of Theravance common stock on the terms previously announced on 2 April 2012, has now completed.

As a result, GSK now owns 25,814,421 shares of Theravance common stock, approximately 26.7% of the total outstanding capital stock of Theravance.

V A Whyte

Company Secretary

16 May 2012

About GSK Theravance Collaboration

In November 2002, Theravance entered into a long-acting beta2 agonist (LABA) collaboration with GSK to develop and commercialize a once-daily LABA product candidate either as a single agent or in a combination medicine for the treatment of asthma and/or chronic obstructive pulmonary disease (COPD).  The inhaled corticosteroid (ICS)/ LABA combination, Relovair™*, has now completed its Phase III development and GSK intends to submit regulatory applications for COPD in the US and Europe in mid-2012. For asthma, GSK also plans to submit an application in Europe in mid-2012 and GSK and Theravance are reviewing the strategy for a future US filing. The long-acting muscarinic antagonist (LAMA)/LABA programme is in Phase III development in COPD. In March 2004, Theravance entered into a strategic alliance with GSK, under the terms of which GSK has licensed a Bifunctional Muscarinic Antagonist-Beta2 Agonist (MABA) for the treatment of COPD.  This programme is currently in Phase II development.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Theravance - a biopharmaceutical company with a pipeline of internally discovered product candidates and strategic collaborations with pharmaceutical companies. Theravance is focused on the discovery, development and commercialization of small molecule medicines across a number of therapeutic areas including respiratory disease, bacterial infections, and central nervous system (CNS)/pain. Theravance's key programs include:  Relovair™, LAMA/LABA ('719/vilanterol (VI)) and MABA (Bifunctional Muscarinic Antagonist-Beta2 Agonist), each partnered with GlaxoSmithKline plc, and its oral Peripheral Mu Opioid Receptor Antagonist (PµMA) program. By leveraging its proprietary insight of multivalency to drug discovery, Theravance is pursuing a best-in-class strategy designed to discover superior medicines in areas of significant unmet medical need. For more information, please visit Theravance's web site at www.theravance.com.

*Relovair™ is a once-daily inhaled corticosteroid (ICS)/long-acting beta-agonist (LABA) combination treatment, comprising fluticasone furoate and vilanterol (FF/VI), currently in development for the treatment of COPD and asthma.  This investigational medicine is not currently approved anywhere in the world.

Relovair™ is a trademark of the GlaxoSmithKline group of companies. The use of the brand name Relovair™ for FF/Vl is not approved by regulatory authorities around the world.

THERAVANCE®, the Theravance logo, and MEDICINES THAT MAKE A DIFFERENCE® are registered trademarks of Theravance, Inc.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Theravance Enquiries:
Senior Vice President & CFO	Michael W. Aguiar	+ 1 650 808 4100	(California)
investor.relations@theravance.com

GlaxoSmithKline Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Theravance Cautionary Statement Regarding Forward-Looking Statements
Theravance's press release contains certain "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans, objectives and future events. Theravance intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Examples of such statements include statements relating to the potential benefits and mechanisms of action of drug candidates, statements concerning enabling capabilities of Theravance's approach to drug discovery and its proprietary insights, statements concerning expectations for product candidates through development and commercialization and projections of revenue, expenses and other financial items. These statements are based on the current estimates and assumptions of the management of Theravance as of the date of the press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of Theravance to be materially different from those reflected in its forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks of collaborating with third parties to develop and commercialize products. These and other risks are described in greater detail under the heading "Risk Factors" contained in Theravance's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on May 2, 2012 and the risks discussed in our other period filings with SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Theravance assumes no obligation to update its forward-looking statements.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 16, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc